United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Subject: Authority Policy. Cluster: Corporate. Identification: POL-0002- G / Version: 24. Use: Public. Resolution: DCA – 068/2022. Issue on: 12/22/2022. Person in Charge: Executive Vice Presidency of Finance and Investor Relations. Revision until: 12/22/2027. - 1 of 6 - Corporate Policy 1. General Guidelines • The guidelines contained in this Policy govern the authorizations for the execution of transactions establishing the authority limits under the competence of the Board of Directors. The authority limits are detailed in Appendix I - Authority Matrix. • The transactions below the amounts set forth in Appendix I, as well as transactions of any nature not contemplated in this Policy, in the Bylaws and/or that are not responsibility of the General Assembly and the Board of Directors, according to current legislation, are delegated to the Executive Committee, in accordance with the Company's Bylaws. the Board of Directors remains with the right to invoke for itself new themes and authority limits lower than those provided for in Appendix I, as defined in this regard. • Additionally, in all transactions should be considered the guidelines contained in the Company's Code of Conduct, "POL-0001-G" and other associated Policies. • Required authority levels set forth in Authority Matrix, appendix I must be determined based on the expected total gross value of expenses, revenues, or other commitments (as debt and other associated liabilities), including considering the multi-year obligations. Contingencies, if necessary, must be included in the total commitment considered to determine authority levels. • Transactions must be authorized by the appropriate authority level prior to the assumption, by the Company, of any commitments and cannot be parceled out or split up in order to avoid higher authority levels. 2. Applicability • This Policy applies to Vale S.A. and its subsidiaries, always observing the Bylaws, the constitutive documents, and the applicable legislation. 3. Approval Process The matters of competence of the Board of Directors, provided for in this Policy, will be submitted initially for resolution of the Executive Committee of the Company and once approved, will be addressed for consideration and recommendation of the Advisory Committees to the Board of Directors, in accordance with the area of operation, and finally submitted for resolution of Vale's Board of Directors. 4. Disclosure and Dissemination This Policy will be archived and disclosed by Controllership & Accounting Department in Vale's official repositories in attendance to the internal and external public, as applicable. The Finance and Investor Relations Executive Vice Presidency must develop training plans to disseminate this Policy. 5. Deadline for Policy Revision This policy must be revised within a maximum period of 5 years, or whenever necessary to keep its content updated. - 2 of 6 - Authority Policy DCA – 068/2022 Version.:24 – 12/22/2022 POL-0002-G PUBLIC 6. Responsibilities in Authority Limits Board of Directors: • Establish the delegation of the authority limits to the Executive Committee in accordance with the Bylaws, internal policies and legislation in force. Executive Committee: • Deliberate on any matters that are not the exclusive competence of the General Meeting and the Board of Directors, in accordance with the Bylaws and the legislation in force. • Establish, from the authority limits defined by the Board of Directors in this Policy, the authority limits of the individual members of the Executive Committee and along the hierarchical line of the Company's organization. • Submit for authorization by the Vale Board of Directors the delegated transactions that, in the evaluation of the Executive Committee, may expose Vale or any of its subsidiaries or affiliates to significant or uncommon risks. • Authorize transactions of an urgent character, in the Company’s interest, and with no time available to obtain prior authorization from the Vale Board of Directors, in compliance with the guidelines of the Anti-Corruption Policy, “POL-0016-G”. These authorizations shall be endorsed at the subsequent meeting of Vale's Board of Directors. Examples include, but are not limited to, situations involving emergencies and imminent risks, crisis management, humanitarian aid, measures to prevent foreclosures or other seizures of Company assets or rights in judicial lawsuits. • Significant Capital Projects guarantees in judicial lawsuits, Socioenvironmental and institutional external expenditures1 and strategic purchases of real estate property and granting commercial credit to defaulting customers approved by the Vale Executive Committee must be reported by itself at the Vale Board of Directors’ meetings. Controllership and Accounting department: • Coordinate the preparation, review and the process for approval of this Policy, together with the Executive Vice-Presidencies and the Executive Committee. • Prepare, together with the respective process owners, the training plan of this policy in order to disseminate and incorporate into Vale’s culture, including training for the framing of transactions within the authority limits established in Annex I – Authority Matrix. General Secretary of Corporate Governance: • Coordinate the planning and review process of this Policy, interacting with the Executive Committee and the Controllership and Accounting department. • Monitor the deadlines and needs of review of this Policy, ensuring the timeliness of the processes and procedures between the Executive Committee, the Advisory Committees and the Board of Directors, ensuring the filing of approval records by the latter two. • Monitor the disclosure of this Policy with the Investor Relations area. Audit and Compliance area: • Include in the Internal Audit’s annual plan the monitoring of Vale’s normative system, including Policies, focusing on its suitability, effectiveness, control and dissemination throughout the organization. • Evaluate the effectiveness of the training on Vale’s Corporate and Administrative Policies. 1 As Approvals that are not within the executive committee's jurisdiction shall be reported at a minimum quarterly basis by the Executive Vice Presidency of Finance and Investor Relations. - 3 of 6 - Authority Policy DCA – 068/2022 Version.:24 – 12/22/2022 POL-0002-G PUBLIC 7. Consequence Management Noncompliance with this policy is subject to the terms of the Company’s Misconduct Management Policy, “POL-0041-G”. 8. Final Provisions For the approval of any transaction involving the matters below, please additionally observe the respective specific Policies: (i) Related Parties Transactions, observe the Related Parties Transactions Policy, “POL-0017-G”. (ii) Socioenvironmental and institutional matters, observe the Policy of Socioenvironmental and Institutional External Expenditures, “POL-0024-G”. (iii) The approval of any commercial transaction involving Clients, Suppliers or Partners should observe and comply with the rules established in Sanctions and Export Controls Policy, “POL-0025-G”. (iv) Voting guidelines in companies or entities, observe the guidelines established in the Vale Group Business and Entity Management Policy, "POL-0043-G". In the event of any conflict between this Policy and Vale’s By-Laws, the latter shall prevail, and this Policy shall be amended as necessary. In the event of any conflict of authority limits between this Policy and other Corporate Policies, the most restrictive premise should be observed. This Policy shall enter into force on the date of its approval by the Board of Directors, prevailing over the rules and authority limits previously established. 9. Approvals Areas: Description: Executive Vice Presidency of Finance and Investor Relations. • Elaboration. Executive Vice Presidency of Legal Affairs. • Review / Recommendation. Financial Planning and Management of Business Risk Department. • Review / Recommendation. Director of Audit and compliance. • Review / Recommendation. General Secretary of Corporate Governance. • Review / Recommendation. Personnel, Compensation and Governance Committee. • Review / Recommendation. Executive Committee. • Approval. Board of Directors (DCA – 068/22). • Approval. - 4 of 6 - POL-0002-G Rev.: 24 -12/22/2022 DCA-064/2022 PUBLIC Authority Policy Appendix I – Authority Matrix: Transaction The Board of Directors shall approve: 1. BUDGET 1.1. Budget ‒ Annual budget of fixed expenses, investment (Growth Capital, Sustaining and capacity replacement) and Socioenvironmental and Institutional External Expenditures. 2. ACQUISITIONS, DISPOSALS AND TRANSFER OF ASSETS 2.1. Acquisition, disposal, assignment, transfer of assets or sale of assets and rights including transfer of holds corporate share and direct or indirect participation or withdrawal in the capital of other companies or entities either by increasing or reducing capital or granting loans to subsidiaries and affiliates or in any other form of equity interest or withdrawal admitted by law. ‒ Higher than $400 million. ‒ Not onerous transfers of energy assets, except those arising from legal requirements 3. INVESTMENTS AND DIVESTMENTS1 3.1. Growth Capital, Sustaining and capacity replacement investments ‒ Higher than $400 million per project, regardless of whether they have a budget forecast. 3.2. Constitutions, mergers, spin-off, incorporations, transformations, winding-up of Companies or entities ‒ Merges, spin-off and incorporations in which Vale S.A is part of. ‒ When the Total Asset2 of the company or entity is higher than US$ 400 million. 1 For divestments the framework must be based on the highest value between the expected sales price and the book value. In the absence of book value, use the valuation value as the basis. 2 Total Asset is the sum of all assets of a company or entity (assets or rights). The total asset covers both current and non-current assets. NOTE FOR AUTHORITY LIMITS MATRIX: • The conversion of the authority limits established in the Authority Matrix into local currency shall consider North American dollar sales exchange rates on the last working day of each month prior to the proposed decision. • The Executive Committee may approve transactions that exceed by up to 10% for each transaction, the limits set forth below. In this case, the Board of Directors shall be informed periodically about the approval of such transactions. • All and any transaction performed between Vale and its wholly owned subsidiaries and between Vale's wholly owned subsidiaries are delegated to the Executive Committee. • The limits set out in Appendix-I apply when they involve transactions with third parties and companies or entities in which Vale participates but are not a wholly owned subsidiary by Vale. - 5 of 6 - POL-0002-G Rev.: 24 -12/22/2022 DCA-064/2022 PUBLIC Authority Policy Transaction The Board of Directors shall approve: 4. COMMITMENTS AND OBLIGATIONS 4.1. Take or Pay contracts with annual or multi-annual obligations and their amendments. ‒ Take or Pay agreements higher than US$400 million, including amendments that increase Take or Pay's cumulative commitment above this amount. 4.2. Waiver of rights, and other agreements; obligations and/or commitments and their respective amendments which operation entailing liens, obligations or commitments to the Company including judicial or extrajudicial agreements (assets or liabilities); terms of commitment, implementation of court decisions or, celebration of agreements1 and consortium contracts. That do not is classified as socioenvironmental and institutional external expenditures. ‒ Operation entailing liens, obligations, commitments and/or reduction of rights higher than US$ 400 million at Vale or companies and entities in which Vale participates directly or indirectly. 4.3. Execution or amendments of shareholders' agreements or others equivalent, related by common “partners” interests. ‒ Execution (constitution) of shareholders' agreements or others equivalent, related by common “partners” interests when the "Total Asset" of the company or entity is higher than US$ 400 million. ‒ Changes in Shareholders Agreements or equivalent agreements between partners which operation entailing liens, obligations, commitments, or reduction of rights higher than US$ 400 million at Vale or companies and entities in which Vale participates directly or indirectly. 4.4. Contracting loans and financing ‒ The consolidated annual indebtedness limits based on the concept of expanded net debt and transactions that exceed such limits. 4.5. Provision and of execution of guarantees2 in general, encumbrance of assets3 and constitution of liens for the benefit of related companies. ‒ Higher than US$ 400 million in the case of the provision of guarantees by Vale and/or its subsidiaries to related companies, in which there is a symmetry of obligation with the other partners, considering the shareholding of each of them. ‒ In any amount, in the case of provision of asymmetric guarantees, with the other partners, considering the shareholding of each one of them. ‒ The contracting of guarantees in general, encumbrance of assets and the operations which entailing liens in order to guarantee the obligations of Vale itself and/or Vale's wholly owned subsidiaries are delegated to the Executive Committee. 1 Do not configure socio environmental and institutional external expenditures 2 For the purposes of this Policy, Guarantees are accessory obligations to the contracted loan or financing, required by the creditor to assure the payment, comprehending constitution of real liens, encumbrance of fixed assets, intangible assets and investments or personal guarantees, such as surety, as well as those of commercial and judicial scop 3 The provisions in Article 7 of Vale's Bylaws shall be followed, as they are veto matters for special class shares, with provision in General Assembly Meeting. - 6 of 6 - POL-0002-G Rev.: 24 -12/22/2022 DCA-064/2022 PUBLIC Authority Policy Transaction The Board of Directors shall approve: 5. DERIVATIVES 5.1. Use of derivatives ‒ Company's hedge programs, when framed in one of the three cases below: i. with net initial cost of derivatives to be contracted within the scope of each program higher than US$ 100 million. ii. in the protection of revenue streams or cost components with potential quarterly negative variation of mark-to-market hedge operations higher than US$ 400 million in each of the programs, aggregated by risk component and for each period of twelve (12) months of the program, considering the usual market methodology, including, but not limited to, Value at Risk. In cases where margin calls are possible, approval will be the responsibility of the Board of Directors when the previously defined potential negative variation is higher than US$ 100 million; or iii. in the protection of the exposure of revenue flow to iron ore price 6. SOCIOENVIRONMENTAL AND INSTITUTIONAL EXTERNAL EXPENDITURES1 6.1. Socioenvironmental and institutional external expenditures, with the public authority. ‒ Higher than US$ 100 million, including multi-year expenditures regardless of the approved budget target, except for external expenditures for compliance with legal/regulatory obligations of a social and/or environmental nature, which regardless of value, are delegated to the Executive Committee. 1 Transactions related to External Social and Institutional Expenditures are conditional on the prior evaluation of the regulatory areas of the Executive Vice-Presidencies of Sustainability, Safety and Operational Excellence and Legal Affairs, as well as the Area of Corporate Integrity.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 29, 2025		Director of Investor Relations